Innovative Eyewear, Inc.

8101 Biscayne Blvd, Suite 705

Miami, Florida 33138

VIA EDGAR

December 13, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Innovative Eyewear, Inc.
Draft Registration Statement on Form S-1
Submitted October 19, 2021
CIK No. 0001808377

Dear Mr. Campbell:

Innovative Eyewear, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 18, 2021, regarding Draft Registration Statement on Form S-1 submitted to the Commission on October 19, 2021. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Draft Registration Statement on Form S-1 Submitted October 19, 2021

Prospectus Summary
Our Company, page 1

1.	We note your disclosure that you are developing a social media application called Vyrb. Please revise your disclosure here and on pages 57-58 to clarify whether Vyrb and the Lucyd Lyte glasses will be compatible with other social media applications or whether Vyrb users will only be able to communicate with other Vyrb users.

Response to Comment No. 1: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3, 4 and 61 of the Registration Statement.

Our Market Opportunity, page 4

2.	Please revise this subsection here and on page 63 to disclose the jurisdictions included in the market opportunity figures that you present. To the extent that the market opportunity figures include jurisdictions where you do not currently sell products, please revise to limit your market opportunity to the jurisdictions where your products are sold.

Response to Comment No. 2: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 66 of the Registration Statement.

Our Competitive Strengths, page 5

3.	Please revise this section to include an equally prominent discussion of your weaknesses. Your weakness should be presented with a level of detail similar to the discussion of your competitive strengths.

Response to Comment No. 3: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of six months ended June 30, 2021 (unaudited) to six months ended June 30, 2020 (unaudited)
Revenue, page 49

4.

Please revise to address the following:

• Revise to provide an indication of any pricing differences between sales made on

Amazon and any other significant online retail venues versus your online store that contributed to the revenue recorded during the periods presented.

• Revise your Overview section as well as your Results of Operations section for future periods to similarly compare the pricing on your online revenue streams to sales through your retail store partners.

• Discuss pricing differences between nonprescription and prescription lenses,

including the extent to which certain distribution channels have a different mix between the two, providing quantification of sales of each for the periods presented.

• Clearly identify the extent to which the above factors affect your revenue pricing versus your cost of goods sold or both.

Response to Comment No. 4: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 47, 49 and 51 of the Registration Statement.

Research and development costs, page 50

5.	Revise to quantify the amount of the increase in research and development expense separately for each of the factors cited. To the extent possible, revise to a breakdown of research and development expense that separately quantifies the amounts recorded for each of the significant projects for each period presented.

Response to Comment No. 5: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 52 of the Registration Statement.

Comparison of twelve months ended December 31, 2020 to period ended December 31, 2019, page 51

6.	Please revise to provide a discussion of impairment expense, including the nature of the impairment and provide a discussion of the whether the impairment is representative of any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Reference Item 303(a)(3) of Regulation S-X.

Response to Comment No. 6: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 53 of the Registration Statement.

Critical Accounting Policies and Significant Developments and Estimates, page 53

7.	We reference the disclosure on page 58 that you donate an optical frame for every Lucyd Lyte sold. Revise to disclose how you account for the cost of the donated frame.

Response to Comment No. 7: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 55 of the Registration Statement.

Stock-Based Compensation, page 54

8.	Since your stock is not publicly traded, revise to disclose how you determined the fair value of your common stock as an input to the Black-Scholes-Merton option pricing model. Revise to disclose recent equity issuances to employees and directors.

Response to Comment No. 8: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 56 of the Registration Statement.

9.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response to Comment No. 9: In response to the Staff’s comment, the Company respectfully advises the Staff that it will submit a response to this comment at a later date.

Revenue Recognition, page 54

10.	We reference the disclosure that you apply a 7-day money back guarantee policy for returns of our product. Please revise to disclose how you concluded that as of June 30, 2021 you do not believe an accrual for estimated returns is necessary, and describe your methodology for such determining and evaluating the accuracy of such estimates.

Response to Comment No. 10: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 56 and 57 of the Registration Statement.

11.	You disclose that your product is sold by over 100 optical and sporting goods retailers and that your product is also sold to distributors. Revise to disclose your revenue recognition policy with regard to retailers and distributors, including the identification of performance obligations, existence of any variable consideration and when you satisfy the performance obligation on retailer and distributor sales.

Response to Comment No. 11: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 56 and 57 of the Registration Statement.

Business

Intellectual Property, page 63

12.	Please revise to disclose the expiration dates and jurisdictions of your patents and patent applications.

Response to Comment No. 12: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 67 and 68 of the Registration Statement.

Executive Compensation

Outstanding Equity Awards, page 77

13.	Please revise this section to provide the tabular disclosure required by Item 402(p) of Regulation S-K.

Response to Comment No. 13: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 82 of the Registration Statement.

Description of Capital Stock

Representative's Warrants, page 87

14.	Your disclosure indicates that the representative's warrants will have an exercise price equal to 6.0% of the public offering price. However, your disclosure elsewhere in the prospectus indicates that the exercise price will be 110% of the public offering price. Please reconcile your disclosure or advise.

Response to Comment No. 14: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 93 of the Registration Statement.

Audited Financial Statements as of and for the year ended December 31, 2020

Note 1. General Information and Initial Capitalization, page F-7

15.	You disclose that during 2019 you received intangible assets and inventory from Lucyd as its sole shareholder as a contribution to capital which was recorded on the balance sheet at the historical book value of Lucyd. Tell us and revise to more clearly identify where the intangible assets and inventory contributed by Lucyd are recorded on the balance sheet at December 31, 2019.

Response to Comment No. 15: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-7 of the Registration Statement.

Note 2. Summary of Significant Accounting Policies

Inventory, page F-8

16.	Revise to disclose the nature of "Inventory prepayment" on your balance sheet.

Response to Comment No. 16: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages F-8 of the Registration Statement.

Intangible Assets, page F-9

17.	Reference your disclosure that in May 2020 you terminated the license agreement and recorded impairment expense in the amount of the net book value of the capitalized license costs. Please revise to identify the license agreement that was terminated and the extent to which it is related to the license of your technology from Lucyd Ltd.

Response to Comment No. 17: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages F-9 of the Registration Statement.

Condensed Financial Statements as of and for the period ended June 30, 2021

Notes to the Financial Statements, page F-19

18.	Reference the $36,000 of capitalized software costs that were recorded during the six months ended June 30, 2021. Please revise to provide footnote disclosure about the nature and accounting for capitalized software costs. Refer to ASC 985-20.

Response to Comment No. 18: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages F-20 of the Registration Statement.

General

19.	With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphics presentation should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include 12 pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects of your business.

Response to Comment No. 19: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the graphics and the accompanying text in the narrative that precedes the Summary section to only include graphics, without any text, to illustrate a few of the current styles of its main product.

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 20: In response to the Staff’s comment, the Company respectfully advises the Staff that once available, it will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

21.	Your disclosure on page 83 indicates that Lucyd Ltd., a subsidiary of Tekcapital plc, currently owns 80.62% of your shares of common stock. Please advise whether you will be a controlled company under Nasdaq rules. If so, please include appropriate disclosure on the prospectus cover page and in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus Summary disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

Response to Comment No. 21: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not plan on being a controlled company under Nasdaq rules and will not utilize the corporate governance exemptions available to a controlled company.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah W. Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Sarah W. Williams, Esq.
Ellenoff Grossman & Schole LLP